THE GLENMEDE FUND, INC.
Registration No. 811-5577
FORM N-SAR
Annual Period Ended October 31, 2013


Sub-Item 77Q1: Exhibits.

(a)	The text of the amendment to the
Registrant's By-Laws adopted on June 5,
2013 is as follows:

RESOLVED, that Article II, Section 8 of the
Glenmede Fund's By-Laws be, and the same hereby is, amended and restated in its entirety as follows:

ARTICLE II
Meetings of Stockholders

Section 8.  Voting-Proxies.  A Stockholder may cast
the votes entitled to be cast by the holder of
the shares of stock owned of record by the
Stockholder in person or by proxy executed
by the Stockholder or by the Stockholder's
duly authorized agent in any manner
permitted by law.  Such proxy or evidence
of authorization of such proxy shall be filed
with the Secretary of the Corporation or
person acting as the Secretary of the
Corporation before or at the meeting.   No
proxy shall be valid more than eleven
months after its date unless otherwise
provided in the proxy.

PHTRANS/ 315854. 13